Exhibit 10.31
Certain Compensation Arrangements
Named Executive Officers
     The Compensation Committee of the Company’s Board of Directors has for recent years, including 2005, structured the compensation of the executive officers who will be named in the Summary Compensation Table of the Company’s proxy statement for its 2006 Annual Meeting of Stockholders (the “Named Executive Officers”) as follows:
     Base Salary. The Company establishes base salary for its key executives annually after reviewing their duties and making an evaluation of recent performance, periodically reviewing base salary levels and total compensation for key executives of comparable REITs, and after determining the appropriate level of total compensation in a year when target performance is achieved. The Compensation Committee approved (for Board ratification, as described below) revised base salaries for 2006 for the Named Executive Officers. The base salaries for the Named Executive Officers will be as follows (effective as of March 1, 2006): Bryce Blair — $761,250; Timothy J. Naughton — $500,000; Thomas J. Sargeant — $425,000; Leo Horey — $350,000; and Lili F. Dunn — $300,000.
     Cash Bonus. Under the Company’s corporate (cash) bonus plan, the Compensation Committee may award annual cash bonuses to officers for the achievement of specified performance goals by the Company, the individual and the individual’s business unit, with varying weightings applied to each category of goals based on the individual’s position within the Company. Each year, the Compensation Committee sets for each officer the threshold, target or maximum cash bonuses that may be awarded to that officer if threshold, target or maximum goals are achieved. For bonuses awarded in 2006 with respect to 2005, the Company-wide goals used in determining cash bonuses were (i) the achievement of a targeted level of Funds from Operations (“FFO”) per share, (ii) the achievement of growth in FFO per share as compared to a peer group of apartment REITs, (iii) the achievement of a targeted average fixed charge coverage ratio, (iv) the operating performance of development and construction activities as compared to the original budgeted performance, and (v) management’s effectiveness at achieving various corporate initiatives. The same categories of goals will be used to determine cash bonus awards to be granted in 2007 with respect to 2006, except that (A) relative growth in FFO will be measured by reference to “Operating FFO (Excluding Non-Routine Items)”, which excludes items such as gains on land sales which can affect FFO in a manner not contemplated by an annual budget and (B) the weighting previously given to achievement of a targeted average fixed charge coverage ratio has been allocated to the other items. The Compensation Committee approved (for Board ratification, as described below) the following cash bonus awards in respect of 2005 performance: Bryce Blair - $1,099,075; Timothy J. Naughton — $592,687; Thomas J. Sargeant — $544,823; Leo S. Horey - $344,125; and Lili F. Dunn — $260,056. Cash bonus awards for 2006 performance will be determined and paid in early 2007.
     Long-Term Incentive Awards. Stock options and restricted stock granted under the Company’s Stock Incentive Plan are designed to provide long-term performance incentives and rewards tied to the price of the Company’s Common Stock. Generally, options will vest over a period of three years and shares of restricted stock will vest over a period of four years. Each year, the Compensation Committee sets in advance for each executive officer the threshold, target and maximum number or value of restricted shares and options that may be granted to that officer if threshold, target of maximum goals are achieved by the Company and the individual’s business unit. The Company goals for 2005 were (a) total shareholder return as measured on both an absolute basis (based on a three-year average) and a relative basis as measured against a peer group of apartment REITs, (b) the multiple that the price of the Common Stock represents to the Company’s FFO per share, as measured against a peer group of apartment REITs, and (c) the effectiveness of management and progress on various corporate initiatives. For awards to be granted in 2007 with respect to 2006, the same categories of goals will be used. The weightings applicable to each goal have been set in advance. The business unit goals for long-term incentive awards are the same as the business unit goals for determining cash bonuses, but with a different weighting. The Compensation Committee views stock options and restricted stock as a means of aligning management and stockholder interests and expanding management’s long-term perspective. The Compensation Committee approved (for Board ratification, as described below) the following awards of stock options and restricted shares for the Named Executive Officers in respect of 2005 performance:

	Stock Options	Restricted Shares

Bryce Blair	189,264	18,912
Timothy J. Naughton	112,680	10,830
Thomas J. Sargeant	91,722	8,984
Leo S. Horey	43,328	4,555
Lili F. Dunn	19,838	2,132
The Board’s practice is that annual compensation arrangements affecting senior executive officers be approved by the Compensation Committee but not finalized until ratified by the full Board (or, in the case of the Chief Executive Officer, until ratified by the independent directors). Full Board (or independent director) ratification of the determinations made above were given.
In March 2005, the Company closed the formation of the AvalonBay Valued Added Fund, L.P. (the “Fund”), a private institutional investment fund. The aggregate capital commitments to the Fund equal $330,000,000 (consisting of capital commitments from eight institutional investors and a $50,000,000 capital commitment from the Company). As a consequence of the closing of the Fund, management’s effectiveness in managing the Fund will be measured and considered by the Compensation Committee of the Board in its review of management’s effectiveness at achieving various corporate initiatives for purposes of determining annual bonuses under the Company’s existing corporate bonus (cash) program and existing long-term incentive award (equity) program. For those officers directly involved in the management of the Fund as a full or major part of their employment with the Company, Fund performance will be an important element in determining their annual bonuses. While the amount of promoted distributions earned by the Company, net of estimated Company costs associated with the Fund, will be one factor measured by the Compensation Committee, this performance review will be done in the context of the Company’s existing bonus and long-term incentive award programs so that no officer will be eligible to receive in any year a cash bonus or long term incentive award that exceeds the maximum award then allowed under the existing corporate bonus or long-term incentive award programs.
Directors
Compensation arrangements for the Company’s non-employee directors were described in The Company’s Form 8-K filed on February 13, 2006, which is incorporated herein by reference. In addition to the arrangements described in that Form 8-K, the Board has approved the payment of $2,500 per month to the Lead Independent Director for serving in that capacity.